# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 1RT Acquisition Corp., CIK 0002054272
CUSIP: 000000000
Title of class of securities: Units, no par value
Address of issuer's principal executive offices: 205 West 28th Street, 2nd Floor, Suite C, New York, New York (NY), 10001
Date of event which requires filing of this statement: 07/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001510281

## Reporting persons
- Saba Capital Management, L.P.: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 800,000; sole dispositive power 0; shared dispositive power 800,000; aggregate amount beneficially owned 800,000 (5.33% of the class)
  Comment: The percentages used herein are calculated based upon 15,000,000 units outstanding as of 7/2/25, as disclosed in the company's 424B4 Prospectus filed 7/2/25.
- Boaz R. Weinstein: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 800,000; sole dispositive power 0; shared dispositive power 800,000; aggregate amount beneficially owned 800,000 (5.33% of the class)
  Comment: The percentages used herein are calculated based upon 15,000,000 units outstanding as of 7/2/25, as disclosed in the company's 424B4 Prospectus filed 7/2/25.
- Saba Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 800,000; sole dispositive power 0; shared dispositive power 800,000; aggregate amount beneficially owned 800,000 (5.33% of the class)
  Comment: The percentages used herein are calculated based upon 15,000,000 units outstanding as of 7/2/25, as disclosed in the company's 424B4 Prospectus filed 7/2/25.

## Item 1. Issuer
Name of issuer: 1RT Acquisition Corp.
Address of issuer's principal executive offices: 205 West 28th Street, 2nd Floor, Suite C, New York, NEW YORK 10001

## Item 2. Person Filing
Name of person filing: Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital"), Saba Capital Management GP, LLC, a Delaware limited liability company ("Saba GP"), and Mr. Boaz R. Weinstein (together, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, dated July 7, 2025, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons or the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174.
Citizenship: Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Saba GP is organized as a limited liability company under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Percent of class: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement pursuant to Rule 13d-1(k).

## Signatures
- Saba Capital Management, L.P.: /s/ Michael D'Angelo, General Counsel (07/07/2025)
- Boaz R. Weinstein: /s/ Michael D'Angelo, Authorized Signatory (07/07/2025)
- Saba Capital Management GP, LLC: /s/ Michael D'Angelo, Attorney-in-fact* (07/07/2025)
Comment: *** Pursuant to a Power of Attorney dated as of November 16, 2015